VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0505

RE:  Tortoise Pipeline & Energy Fund, Inc. (File No. 811-22585)

To the Commission:

Tortoise Pipeline & Energy Fund, Inc. (the “Company”), in accordance with Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), hereby provides the following in connection with the Company’s fidelity bond for the 2011-2012 year:

1.      A copy of the bond coverage for the Company (the “Bond”) (attached as EX99.1).

2.      A copy of the Board resolutions of the Company, which were adopted by the Board, and a majority of the members thereof who are not “interested persons” (as defined in the 1940 Act)
      of the Company (attached as EX99.2).

The premium for the Bond was paid for the policy period from October 31, 2011 to February 25, 2013.

Please contact the undersigned at 913-981-1020 if you have any questions concerning this filing.

Tortoise Pipeline & Energy Fund, Inc.

Date: October 31, 2011	By:	/s/ P. Bradley Adams
Name: P. Bradley Adams
Title: Chief Financial Officer